4-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2002

ELSCINT LIMITED

(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press release dated March 27, 2002.

Attached hereto as Exhibit 2 and incorporated by reference herein is a copy of the Registrant's proxy statement distributed to the Registrant's shareholders on or about April 15, 2002 with respect to the Special General Meeting of the Registrant's shareholders, scheduled to be held on May 14, 2002.

Attached hereto as Exhibit 3 and incorporated by reference herein is a copy of the proxy card distributed along with the proxy statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSCINT LIMITED
(Registrant)

By: ______________________
Name: Rachel Lavine
Title: President

Dated: April 23, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated March 27, 2002.
2.	Proxy statement dated April 15, 2002.
3.	Proxy card.

EXHIBIT 1

Press Release

SOURCE: Elscint Ltd.

Elscint Ltd. Announces Positive 2001 Fourth Quarter and Year End

* Net income increased 33.0% in 2001 * Revenues increased 9.5% in 2001 * Consolidated Bucharest, Romania hotel operations in April 2001 * Business model on track

TEL-AVIV, Israel, March 27 /PRNewswire-FirstCall/ -- Elscint Ltd. (NYSE: ELT - news), a subsidiary of Elbit Medical Imaging Ltd. (Nasdaq: EMITF - news), announced today its results for the fourth quarter and the year ended December 31, 2001.

Fourth Quarter Results

Consolidated revenues for the fourth quarter of 2001 were NIS 150.6 million (US$ 34.1 million), as compared with NIS 135.0 million reported in the parallel quarter last year. The rise in revenues resulted in growth of hotel operations and an increase in the sales of systems and sub assemblies, offset by a decrease in revenues from long term contracts.

Elscint consolidated operations at the Bucuresti Hotel in Bucharest, Romania in April 2001.

Gross profit for the fourth quarter of 2001 was NIS 23.3 million (US$ 5.2 million) as compared with NIS 18 million in the corresponding quarter of 2000. The increase in the gross profit results from the increase in the hotel operation as well as the sales of systems and sub assemblies.

Operating loss in the fourth quarter of 2001 was NIS 0.8 million (US$

0.2 million) as compared with an operating loss of NIS 4.9 million for the parallel quarter of last year.

Net income for the fourth quarter of 2001 was NIS 11.2 million (US$ 2.5 million), or NIS 0.66 (US$ 0.15) per share, as compared with net income of NIS 77.7 million, or NIS 4.65 earning per share, for the same quarter last year.

This net income is attributable mainly to an increase in net finance income which totaled NIS 24.1 million (US$ 5.5 million) as compared with net finance expenses of NIS 0.8 million during the same period of the previous year, offset by decrease in other expressers, net which totaled NIS 12.1 million (US$ 2.7 million) in the fourth quarter, as compared with other income, net which totaled NIS 76.7 million recorded during the same period of the previous year.

It should be noted, that the finance income, net include gain from exchange rates reflects mainly the increase of 1.4% in the value of net financial assets that are either denominated in or linked to the US Dollar in relation to the NIS.

Annual Results

Consolidated revenues for the year ended December 31, 2001 totaled NIS 519.3 million (US$ 117.6 million) as compared with NIS 485.7 million reported in the year ended December 31, 2000. The rise in revenues resulted in growth of hotel operations and an increase in the sales of systems and sub assemblies, offset by a decrease in revenues from long term contracts.

Gross profit for the year ended December 31, 2001 was NIS 75.8 million (US$ 17.1 million) as compared with NIS 61.8 million in the corresponding period of 2000. The increase in the gross profit results principally from the hotels operation as well as the sales of systems and subassemblies.

Operating income for the year ended December 31, 2001 was NIS 4.6 million (US$ 1.0 million), as compared with operating income of NIS 3.4 million in the same period of the previous year.

Net income was NIS 54.4 million (US$ 12.3 million) or NIS 3.26 (US$ 0.74) earning per share as compared with net income of NIS 40.9 million or NIS 2.45 earning per share, for the corresponding period of 2000.

This net income is attributable mainly to an increase in net finance income which totaled NIS 62.2 million (US$ 14 million) as compared with net finance expenses of NIS 17.5 million during the same period of the previous year offset by a decrease in other income, net which totaled NIS 0.7 million (US$ 0.2 million) in the year ended December 31, 2001, as compared with other income, net which totaled NIS 52 million, and a decrease in the company share in net loss of affiliated companies which totaled NIS 9.2 million (US$ 2.1 million) as compared with the company share in net earning of affiliated companies which totaled NIS 3.5 million.

It should be noted, that the finance income, net include gain from exchange rates reflects mainly the increase of 9.2% in the value of net financial assets that are either denominated in or linked to the US Dollar in relation to the NIS.

President of Elscint, Rachel Lavine, commented, ``I am pleased with our results for the fourth quarter and year-end 2001. We saw an increase in revenues due to growth in our hotel and leisure operations and increased sales in our technology operations. Both revenues and net income continue to improve in line with our business model."

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

Elscint Limited and subsidiary companies

Consolidated Balance Sheets

Adjusted to the NIS as of December 2001

			Convenience translation
	December 31, 2001 Adjusted NIS (thousands)	December 31, 2000 Adjusted NIS (thousands)	December 31, 2001 US$ (thousands)
ASSETS			
Cash and cash equivalents	275,986	272,036	62,497
Short-term investments and deposits	145,685	168,354	32,990
Accounts and notes receivable - trade	98,019	78,052	22,196
Other accounts receivable and prepaid expenses	36,986	* 154,598	8,375
Inventories	57,106	63,249	12,932
	613,782	736,289	138,990
Long-term accounts and Investments			
Long-term receivables	21,367	* 19,651	4,839
Investments and loans	325,762	* 438,842	73,769
Investment in affiliated company	--	60,559	--
Venture - Capital investments	27,718	5,865	6,277
	374,847	524,917	84,885
Fixed assets, net	1,289,492	886,165	292,005
Other assets, net	11,200	4,190	2,536
	2,289,321	2,151,561	518,416

* Reclassified.

Elscint Limited and subsidiary companies

Consolidated Balance Sheets

Adjusted to the NIS as of December 2001

	December 31, 2001 Adjusted NIS (thousands)	December 31, 2000 Adjusted NIS (thousands)	Convenience Translation December 31, 2001 US$ (thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term credits	419,684	353,215	95,037
Accounts payable - trade	115,414	* 94,161	26,136
Accrued liabilities and deferred income	194,074	* 241,166	43,948
Advance from customer in respect of project in progress, net	1,444	11,042	327
	730,616	699,584	165,448
Long-term liabilities			
Long-term debts	565,397	567,255	128,034
Deferred income tax liability	17,180	3,367	3,890
Liability for employee severance benefits, net	1,192	2,221	270
	583,769	572,843	132,194
Minority interest	26,214	--	5,936
Commitments and contingent liabilities			
Shareholders' equity	948,722	879,134	214,837
	2,289,321	2,151,561	518,416

* Reclassified.

Elscint Limited and subsidiary companies

Consolidated Statements of Operations

Adjusted to the NIS as of December 2001

	Year ended December 31, 2001	2000	1999	Convenience translation Year ended December 31, 2001
	Adjusted NIS (thousands)			US$ (thousands)
Income from sales and services				
Sales of systems and				

subassemblies	376,475	365,141	313,819	85,252
Operating and managing hotels	133,245	101,496	26,072	30,173
Revenue from contracts	9,598	19,125	--	2,173
	519,318	485,762	339,891	117,598
Cost of sales and services				
Systems, sub-assemblies and services	344,721	341,116	307,862	78,062
Hotel operations	91,735	65,660	18,477	20,773
Cost of contracts	6,997	17,132	--	1,584
	443,453	423,908	326,339	100,419
Gross profit	75,865	61,854	13,552	17,179
Research and development costs, net	--	--	2,489	--
Hotel depreciation, amortization and operation expenses	30,195	21,714	5,627	6,838
Initial expenses	3,790	1,735	--	858
Selling and marketing expenses for sales of systems and subassemblies	920	1,275	2,143	208
General and administrative expenses	36,325	33,694	23,079	8,226
Operating (loss) income	4,635	3,436	(19,786)	1,049
Finance income (expenses), net	62,284	(17,591)	28,395	14,104
Other income, net	750	52,064	(3,074)	170
Income before income taxes	67,669	37,909	5,535	15,323
Income taxes	5,151	546	15,028	1,166
Income (loss) after income tax	62,518	37,363	(9,493)	14,157
The Company's share in net earnings (losses) of affiliated companies	(9,295)	3,566	7,670	(2,105)
Minority interest in loss of a subsidiary, net	1,233	--	--	279
Net income (loss)	54,456	40,929	(1,823)	12,331
		Adjusted NIS		US$
Basic earnings (loss) per ordinary share (NIS 0.05 par value)	3.26	2.45	(0.11)	0.74

SOURCE: Elscint Ltd.

EXHIBIT 2

ELSCINT LIMITED
13 Mozes Street
Tel-Aviv 67442, Israel

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders of Elscint Limited (the "Company") to be held at 11:00, Israel time, on Tuesday, May 14, 2002, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote "FOR" proposals 1 through 4, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 48 hours before the meeting.

Thank you for your continued cooperation.

Very truly yours,

Abraham (Rami) Goren
Executive Chairman of the Board of Directors

Tel-Aviv, Israel
April 15, 2002

ELSCINT LIMITED
13 Mozes Street
Tel-Aviv 67442, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the "Meeting") of Elscint Limited (the "Company") will be held at 11:00, Israel time, on Tuesday, May 14, 2002, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel for the following purposes:

1. to approve (i) a turn-key contracting agreement by and between S.L.S. Sails Ltd. ("SLS"), a wholly-owned subsidiary of the Company, and C.D.P.M. Kft. ("CDPM"), a company controlled by Control Centers Ltd., the indirect controlling shareholder of the Company, for the completion of the construction works of the entertainment and commercial center of SLS at the Marina in Herzlia, Israel, and (ii) an additional agreement relating to consulting services that may be provided in the future by CDPM to SLS with respect to the operation and management of the entertainment and commercial center following its opening;

2. to approve an amendment to the employment terms of the Company's President and director;

3. to approve the grant of an annual bonus to the Executive Chairman of the Company's board of directors for the fiscal year ended December 31, 2001; and

4. to approve the grant of an annual bonus to the Company's President and director for the fiscal year ended December 31, 2001.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Shareholders of record at the close of business on April 10, 2002 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person. Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Shareholders.

By Order of the Board of Directors,

MARC LAVINE
Corporate Secretary

Tel-Aviv, Israel
April 15, 2002

ELSCINT LIMITED
13 Mozes Street
Tel-Aviv 67442, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.05 nominal value (the "Shares"), of Elscint Limited (the "Company") in connection with the solicitation of proxies by the board of directors (the "Board of Directors") and management of the Company for use at the Special General Meeting of Shareholders (the "Meeting") to be held at 11:00, Israel time, on Tuesday, May 14, 2002, at the Company's offices at 13 Mozes Street, Tel-Aviv 67442, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1. to approve (i) a turn-key contracting agreement by and between S.L.S. Sails Ltd. ("SLS"), a wholly-owned subsidiary of the Company, and C.D.P.M. Kft. ("CDPM"), a company controlled by Control Centers Ltd., the indirect controlling shareholder of the Company, for the completion of the construction works of the entertainment and commercial center of SLS at the Marina in Herzlia, Israel, and (ii) an additional agreement relating to consulting services that may be provided in the future by CDPM to SLS with respect to the operation and management of the entertainment and commercial center following its opening;

2. to approve an amendment to the employment terms of the Company's President and director;

3. to approve the grant of an annual bonus to the Executive Chairman of the Board of Directors for the fiscal year ended December 31, 2001; and

4. to approve the grant of an annual bonus to the Company's President and director for the fiscal year ended December 31, 2001.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals 2 through 4 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

The approval of Proposal 1 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that either (i) such majority vote at the Meeting will include at least one third (1/3) of the total votes of shareholders having no Personal Interest (as described below) in the proposal, who are present at the Meeting in person or by proxy; votes abstaining will not be taken into account in counting the above referenced shareholders' votes; or (ii) the total number of votes of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Under the Companies Law, a "Personal Interest" means a personal interest of a person in an act or transaction of a company, including a personal interest of such person's relative or of other corporation in which such person or his relative are interested parties. **An interest resulting merely from such person's holding of a company's shares is not deemed a "Personal Interest".**

A shareholder participating in the Meeting will advise the Company, prior to exercising his voting rights at the Meeting with respect to Proposal 1, whether or not such shareholder has a Personal Interest in the transaction underlying such proposal.

In the event that such shareholder delivers a signed proxy to the Company as stated above, such shareholder should indicate in the proxy whether or not such shareholder has a Personal Interest in Proposal 1. Shares of a shareholder who does not so indicate will not be counted or voted for purposes of such proposal.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two (2) shareholders, present in person or by proxy, and holding or representing, in the aggregate, not less than fifty-one percent (51%) of the issued and outstanding Shares, will constitute a quorum at the Meeting. If within a half hour after the time appointed for the holding of the Meeting no quorum is present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other day, time and place as shall be determined by the Board of Directors by notice to the shareholders, and at such adjourned meeting, the business for which the Meeting was called will be transacted if at least two (2) shareholders present in person or by proxy, and representing, in the aggregate, 26% of the issued and outstanding Shares, are present or represented.

A proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting, only if specific instructions are specified (including the declaration of a Personal Interest). If a shareholder instructs in a proxy that such shareholder wishes to abstain from voting on the proposal, the Shares represented by such proxy will be deemed not to have been cast at the Meeting for the purpose of the particular proposal and, accordingly, the percentage of affirmative votes required for approval of such proposal will not take into account such Shares not voted. Shareholders may revoke the authority granted by their execution of a proxy at any time before the effective exercise thereof by returning a later-dated proxy or by voting in person at the Meeting.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about April 15, 2002 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials will be borne by the Company. The

Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 17,493,143 Shares[1] outstanding as of April 10, 2002. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 10, 2002, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name and Address	Number of Shares beneficially owned	Percent of Shares Beneficially Owned
Elbit Medical Holdings Ltd.[2] 13 Yehuda Mozes Street Tel Aviv, Israel	10,229,784	58.48
Fidelity Management & Research Co. 82 Devonshire Street Boston, MA 02109-3614[3]	1,469,800	8.40
Leumi Pia Trust Company Management Co. Ltd.[4] 31-33 Montefiore Street Tel Aviv, Israel	888,850	5.08
All directors and officers of the Company as a group (10 persons)[5]	415,000	2.37

1 Such number includes 802,500 Shares issued pursuant to the Company's employees and officers incentive plan, which have not yet vested, and with respect to which there are currently no voting rights.

2 Elbit Medical Holdings Ltd. is a wholly-owned subsidiary of Elbit Medical Imaging Ltd. ("EMI"), an Israeli public company whose stock is listed on the Nasdaq National Market and on the Tel Aviv Stock Exchange ("TASE"). As of April 10, 2002, Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), a company whose shares are listed on the TASE, held approximately 56.70% of the issued and outstanding share capital of EMI (approximately 55.72% on a fully diluted basis). As of April 10, 2002, Control Centers Ltd. ("Control Centers"), a privately-held Israeli company, held approximately 80.17% of the issued and outstanding shares of Europe-Israel (approximately 73.54% on a fully diluted basis.) Control Centers is engaged, through its direct holdings in Europe-Israel and through Europe-Israel's direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, development and operation of shopping and entertainment centers, hi-tech and bio-tech investments and hotel ownership and management. Control Centers also holds direct interests in property development projects in Israel.

3 The amount and nature of beneficial ownership of these shares is based solely on information included in a letter dated April 4, 2002, sent to the Company by Fidelity Management and Research Co.

4 The amount and nature of beneficial ownership of these shares is as of to March 31, 2002 and is based solely on information included in a letter dated April 11, 2002, sent to the Company by Leumi Pia Trust Company Management Co. Ltd.

5 Such Shares currently do not have voting rights. See footnote 1 above.

Proposal No. 1

APPROVAL OF (I) A TURN-KEY CONTRACTING AGREEMENT BY AND BETWEEN S.L.S. SAILS LTD. ("SLS"), A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, AND C.D.P.M. KFT. ("CDPM"), A COMPANY CONTROLLED BY CONTROL CENTERS LTD., THE INDIRECT CONTROLLING SHAREHOLDER OF THE COMPANY, FOR THE COMPLETION OF THE CONSTRUCTION WORKS OF THE ENTERTAINMENT AND COMMERCIAL CENTER OF SLS AT THE MARINA IN HERZLIA, ISRAEL, AND (II) AN ADDITIONAL AGREEMENT RELATING TO CONSULTING SERVICES THAT MAY BE PROVIDED IN THE FUTURE BY CDPM TO SLS WITH RESPECT TO THE OPERATION AND MANAGEMENT OF THE ENTERTAINMENT AND COMMERCIAL CENTER FOLLOWING ITS OPENING

The Company's audit committee (the "Audit Committee") and the Board of Directors have approved, and the Board of Directors is submitting to the shareholders for their approval, the turn-key contracting agreement (the "Agreement") by and between S.L.S. Sails Ltd. ("SLS"), a wholly owned subsidiary of the Company, and C.D.P.M. Kft. ("CDPM"). CDPM is a privately-held Hungarian company, controlled by Control Centers (the indirect controlling shareholder of the Company[6]), and has international experience, know-how and ability in providing services for projects of this type. Pursuant to the Agreement, CDPM will be engaged by SLS as a general contractor on a turn-key basis for the completion of the remaining construction works of SLS's entertainment and commercial center at the Marina in Herzlia, Israel (the "Project").

Following is a short summary of the main terms of the Agreement:

Description of The Project

The Project is planned to have a total constructed area (excluding underground parking facilities) of approximately 467,500 square feet, of which approximately 330,000 square feet will be available for rent, and approximately 137,500 square feet will be public areas. In addition, an underground parking facility of 800,000 square feet, which will accommodate approximately 1,500 vehicles, will also be constructed to serve the entertainment and commercial center. To date, the construction of the underground parking facility and most of the commercial floors has been completed.

The Works to be Performed under the Agreement

Under the Agreement, CDPM has undertaken to complete the remaining construction works for the completion of the Project (the "Works") within the timetable set in the Agreement and for a fixed consideration, as described hereunder. CDPM has undertaken to execute the Works, including by hiring sub-contractors.

The Works include the conceptual planning and construction of an amusement park (the "Park"). The Park will be constructed within the Project's area and will include certain entertainment facilities and other attractions. The Works will also include certain alterations,

---

6 See the beneficial ownership table on page 3 above.

modifications and additions to commercial units required by the Project's commercial tenants, in accordance with specifications set forth in the Agreement.

If SLS wishes to make changes to the Works, as described in the Agreement, any additional consideration to be paid to CDPM for such changes (if required) will not exceed 80% of a price-list customary in the construction business. Any such changes will be subject to the approval of the Audit Committee and the aggregate amount of all such changes that result in an additional consideration will not exceed 5% of the Consideration (as defined herein).

The Additional Agreement

The Agreement also provides that the parties are contemplating entering into an additional agreement, pursuant to which CDPM shall provide to SLS, for a period of one year following the completion of the Project, consulting services with respect to the operation of the entertainment and commercial center, for a consideration that will not exceed $500,000 + Value Added Tax (if applicable). The parties' determination as to whether to enter into the additional agreement and as to the consideration to be paid thereunder shall be made prior to December 31, 2002. A decision to enter into the additional agreement and the final terms thereof, within the scope described herein, shall be subject to the prior approval of the Audit Committee and the Board of Directors.

Timetable

CDPM has undertaken to complete the Project to enable it to be opened by March 15, 2003, and was granted a 16-day grace period for such completion (the "Timetable").

The Agreement establishes interim milestones for the completion of the Project. In the event that an unaffiliated arbitrator determines (i) that CDPM has not met an interim milestone (other than as a result of the failure by SLS to obtain an approval or permit necessary to meet such interim milestone) and (ii) that a real risk exists that such delay will cause a delay in the completion of the Project in accordance with the Timetable, and provided that such delay is not cured within 30 days after notice is given to CDPM, such delay will be deemed a material breach of the Agreement.

In the event any permit, approval or licenses required for the completion of the Project is not obtained by SLS by May 10, 2003, each party will have the right to terminate the Agreement.

Guarantees

CDPM will provide SLS with a performance guarantee in the amount of 5% of the Consideration (the "Performance Guarantee"). In addition, CDPM will deliver to SLS all performance guarantees issued to CDPM by any sub-contractor (whether directly or indirectly). The Performance Guarantee will be returned to CDPM upon the delivery of a Quality Guarantee (as defined below). The Quality Guarantee will be in an amount of 5% of the final calculation amount (which is the actual consideration to be paid to CDPM by SLS following any amendments to the Consideration, as detailed in the Agreement) less certain amounts of quality guarantees provided to SLS by sub-contractors (directly or indirectly) (the "Quality Guarantee"). The Quality Guarantee will be valid for 36 months following completion of the Project.

Consideration

The consideration to be paid to CDPM for the fulfillment of all of its obligations under the Agreement will be a lump sum amount of approximately $57,700,000 + Value Added Tax (if applicable), subject to its amendment as described below, which will constitute the full and complete amount to be paid by SLS to CDPM. Such consideration was determined based on a budget calculated for the Project as of February 28, 2002. The actual consideration will be reduced by any amounts that will be paid by SLS until the Closing in connection with CDPM's obligations under the Agreement (the "Consideration").

The Consideration is subject to changes made by SLS, as described above. The Consideration will be paid in installments, in accordance with the progress of the Works.

Approval of the Agreement

The Audit Committee and Board of Directors have approved the Agreement. It is the Audit Committee's and Board of Directors' opinion that, taking into consideration CDPM's extensive experience in projects of this type, there is a high degree of certainty that the Agreement will provide a cost-effective and efficient way to complete the Project within the Timetable and without exceeding the budget allocated for the Project. In their recommendation to the shareholders to approve the Agreement, the Audit Committee and Board of Directors have stated that the Consideration is fair and reasonable, based, among other things, on the opinion of an independent certified land appraiser addressed to the Board of Directors.

The Board of Directors proposes that the following resolution be adopted at the Meeting:

"RESOLVED, that the turn-key contracting agreement by and between S.L.S. Sails Ltd. ("SLS"), a wholly-owned subsidiary of the Company, and C.D.P.M. Kft. ("CDPM"), a company controlled by Control Centers Ltd., the indirect controlling shareholder of the Company, for the completion of the construction works of SLS's entertainment and commercial center at the Marina in Herzlia, Israel, which agreement has been approved by the Company's Audit Committee and Board of Directors, be, and the same hereby is, approved, and that SLS is hereby authorized to enter into an additional agreement with CDPM for the provision in the future of certain consulting services following the completion of the Project, subject to the prior approval of the Audit Committee and the Board of Directors."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT TERMS OF THE COMPANY'S PRESIDENT AND DIRECTOR

At the Company's general meeting of shareholders held on October 2, 2000, the shareholders approved the employment terms of Ms. Rachel Lavine, the Company's President and director. Pursuant to such approved terms, as of August 1, 2000 Ms. Lavine's annual employment cost to the Company is $240,000, linked to the Israeli Consumer Price Index, plus reimbursement of expenses. It was also resolved that Ms. Lavine may devote up to 20% of her time to other positions in the Control Centers Group.

Since Ms. Lavine actually devotes less than 10% of her time to her other positions, it is hereby proposed to amend Ms. Lavine's employment terms, by adjusting Ms. Lavine's annual employment cost to the Company to $270,000 plus reimbursement of expenses. In addition, Ms. Lavine may devote up to 10% of her time to her other positions in the Control Centers group. This amendment shall be effective as of April 2, 2002.

The Board of Directors proposes that the following resolution be adopted at the Meeting:

"RESOLVED, that the amendment to the employment terms of the Company's President and director, as presented to the Company's shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE GRANT OF AN ANNUAL BONUS TO THE EXECUTIVE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Following the approval by the Audit Committee and the Board of Directors, it is recommended to grant to Mr. Abraham (Rami) Goren, the Executive Chairman of the Board of Directors, an annual bonus of $50,000 for the fiscal year ended December 31, 2001.

The Board of Directors proposes that the following resolution be adopted at the Meeting:

"RESOLVED, that the annual bonus of the Executive Chairman of the Board of Directors for the fiscal year ended December 31, 2001, as presented to the Company's shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF THE GRANT OF AN ANNUAL BONUS TO THE COMPANY'S PRESIDENT AND DIRECTOR FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Following the approval by the Audit Committee and the Board of Directors, it is recommended to grant to Ms. Rachel Lavine, the Company's President and director, an annual bonus of $100,000 for the fiscal year ended December 31, 2001.

The Board of Directors proposes that the following resolution be adopted at the Meeting:

"RESOLVED, that the annual bonus of the Company's President and director for the fiscal year ended December 31, 2001, as presented to the Company's shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 48 hours before the Meeting.

By Order of the Board of Directors,

ABRAHAM (RAMI) GOREN
Executive Chairman of the Board of Directors

RACHEL LAVINE
President

April 15, 2002

EXHIBIT 3

Elscint Limited
Proxy for Special General Meeting of Shareholders
Solicited by the Board of Directors

The undersigned shareholder of Elscint Limited (the "Company") hereby appoints Abraham (Rami) Goren, Rachel Lavine and Marc Lavine, and each of them, with full power of substitution to represent the undersigned and to vote all of the ordinary shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Special Meeting") to be held at the corporate offices of the Company at 13 Mozes Street, second floor, Tel Aviv 67442, Israel on May 14, 2002 at 11:00 a.m. (Israel time), and at any adjournment thereof.

If you choose to vote by proxy, the Company must receive your proxy at least 48 hours prior to the Special Meeting. You may revoke your proxy by providing written notice to the Company no later than 48 hours prior to the Special Meeting. In addition, if you attend the Special Meeting or any adjournment or postponement of the Special Meeting in person, you may revoke your proxy and vote in person.

A vote FOR the following proposals is recommended by the Board of Directors:

1. To approve (i) a turn-key contracting agreement by and between S.L.S. Sails Ltd. ("SLS"), a wholly-owned subsidiary of the Company, and C.D.P.M. Kft. ("CDPM"), a company controlled by Control Centers Ltd., the indirect controlling shareholder of the Company, for the completion of the construction works of the entertainment and commercial center of SLS at the Marina in Herzlia, Israel, and (ii) an additional agreement relating to consulting services that may be provided in the future by CDPM to SLS with respect to the operation and management of the entertainment and commercial center following its opening.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Under the Israeli Companies Law, 1999, you are required to indicate whether or not you have a personal interest in the approval of the foregoing agreements, which shall also include the personal interest of any of your relatives, or an entity with respect to which you or any of your relatives:

- holds 5% or more of the issued and outstanding share capital or voting rights; or
- has the power to appoint one or more directors or a general manager (which in Israel is the equivalent of a president in the United States); or
- is a director or a general manager.

An interest resulting merely from a person's holding of a company's shares is not deemed a "Personal Interest".

Please state below if you have a personal interest in this proposal 1:

☐ YES ☐ NO

Please note: If you fail to mark either "YES" or "NO" to indicate whether or not you have a personal interest in the approval of the foregoing agreements, your shares will not be voted and your vote will not be counted for this proposal 1.

2. To approve an amendment to the employment terms of Ms. Rachel Lavine, the Company's President and director.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To approve the grant of an annual bonus to Mr. Abraham (Rami) Goren, the Executive Chairman of the Board of Directors, for the fiscal year ended December 31, 2001.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. To approve the grant of an annual bonus to Ms. Rachel Lavine for the fiscal year ended December 31, 2001.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Special Meeting.

The shares represented by this proxy card will be voted in the manner directed. If no instructions to the contrary are indicated, the shares will be voted "FOR" Proposals 2 through 4 (with respect to Proposal 1, see the specific instructions set forth above), and in accordance with the discretion of the proxies on such other matters as may properly come before the Special Meeting.

Date: ____________ Signature: ____________________

IMPORTANT: Please sign exactly as your name appears above. Each joint owner should sign. Executors, administrators, trustees, etc. should indicate the capacity in which they sign. The above signed hereby acknowledges receipt of the Notice of the Special Meeting and the Proxy Statement furnished herewith.